UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*


                              KESTREL ENERGY, INC.
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                                (Name of Issuer)

                           Common Stock, No Par Value
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                         (Title of Class of Securities)

                                   492545 10 8
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                                 (CUSIP Number)

      S. Lee Terry, Jr., Davis Graham & Stubbs LLP, 1550 17th Street, #500
                         Denver, CO 80202 (303) 892-7400
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 25, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
 NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL
                                    NUMBER.

SEC 1746 (11-03)

Schedule 13D/A
CUSIP No. 492545 10 8                                       Kestrel Energy, Inc.
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--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Victoria International Petroleum N.L.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a)   |_|
                                                                       (b)   |X|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

            OT
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 |_|
        PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Western Australia
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                           7     SOLE VOTING POWER

       NUMBER OF                  105,996
         SHARES
      BENEFICIALLY       -------------------------------------------------------
        OWNED BY
          EACH             8      SHARED VOTING POWER
       REPORTING
         PERSON                   0
          WITH           -------------------------------------------------------

                           9     SOLE DISPOSITIVE POWER

                                  105,996
                         -------------------------------------------------------

                          10     SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         105,996
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
         (See Instructions)

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.0%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)

         CO
--------------------------------------------------------------------------------

Schedule 13D/A
CUSIP No. 492545 10 8                                       Kestrel Energy, Inc.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Victoria Petroleum N.L.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a)   |_|
                                                                       (b)   |X|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

            OT
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 |_|
        PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Southern Australia
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

       NUMBER OF                  105,996
         SHARES          -------------------------------------------------------
      BENEFICIALLY
        OWNED BY           8      SHARED VOTING POWER
          EACH
       REPORTING                  0
         PERSON          -------------------------------------------------------
          WITH
                           9     SOLE DISPOSITIVE POWER

                                  105,996
                         -------------------------------------------------------

                          10     SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            105,996
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
         (See Instructions)

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.0%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            CO
--------------------------------------------------------------------------------

Schedule 13D/A
CUSIP No. 492545 10 8                                       Kestrel Energy, Inc.
--------------------------------------------------------------------------------

Item 1.     Security and Issuer.

            No Par Value Common Stock (the "Shares") of Kestrel Energy, Inc., 1720 Cole Boulevard, Suite 210, Lakewood, Colorado 80401.

Item 2.     Identity and Background.

      (a) Name. (1) Victoria International Petroleum N.L., a wholly owned subsidiary of Victoria Petroleum N.L. ("Victoria International")
            (2) Victoria Petroleum N.L., an Australian public entity ("Victoria Petroleum")

      (b) Business address. (1) 36th Floor, Exchange Plaza, 2 The Esplanade, Perth, Western Australia 6000
            (2) 36th Floor, Exchange Plaza, 2 The Esplanade, Perth, Western Australia 6000

      (c) (1) Oil and Gas Exploration and Development incorporated in Western Australia
            (2) Holding Company and Oil and Gas Exploration incorporated in Southern Australia

      (d)   (1) None
            (2) None

      (e)   (1) None
            (2) None

DIRECTORS AND OFFICERS OF REPORTING PERSONS:

      (a)   Name. Robert J. Pett, Company Director

      (b) Business address. Victoria Petroleum N.L., 36th Floor, Exchange Plaza, 2 The Esplanade, Perth, Western Australia 6000

      (c) Company Director of Victoria International and Victoria Petroleum at same business address

      (d)   None

      (e)   None

      (f)   Australian
--------------------------------------------------------------------------------
      (a)   Name. John T. Kopcheff, Company Director

      (b) Business address. Victoria Petroleum N.L., 36th Floor, Exchange Plaza, 2 The Esplanade, Perth, Western Australia 6000

Schedule 13D/A
CUSIP No. 492545 10 8                                       Kestrel Energy, Inc.
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      (c)   Managing Director of Victoria International and Victoria Petroleum
            at same business address

      (d)   None

      (e)   None

      (f)   Australian
--------------------------------------------------------------------------------
      (a)   Name. Timothy L. Hoops, Company Director

      (b) Business address. Kestrel Energy, Inc., 1726 Cole Boulevard, Suite 210, Lakewood, Colorado 80401

      (c) Principal Occupation is President and Chief Executive Officer of Kestrel Energy, Inc. at same business address

      (d)   None

      (e)   None

      (f)   U.S.
--------------------------------------------------------------------------------
      (a)   Name. Bernard Wrixon, Company Director

      (b) Business address. Victoria Petroleum N.L., 36th Floor, Exchange Plaza, 2 The Esplanade, Perth, Western Australia 6000

      (c)   Company Director of Victoria Petroleum only at same business address

      (d)   None

      (e)   None

      (f)   British
--------------------------------------------------------------------------------
      (a)   Name. Denis Ivan Rakich, Company Secretary

      (b) Business address. 36th Floor, Exchange Plaza, 2 The Esplanade, Perth, Western Australia 6000

      (c) Principal Occupation is Director of Elstree Nominees Pty Ltd at same business address as above

      (d)   None

Schedule 13D/A
CUSIP No. 492545 10 8                                       Kestrel Energy, Inc.
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      (e)   None

      (f)   Australian

Item 3.     Source and Amount of Funds or Other Consideration.

            On January 25, 2005, Victoria Petroleum exchanged 1,900,521 Shares for 9,502,605 shares of Samson Oil & Gas N.L., an investment corporation registered in Australia ("Samson"), in an offering made by Samson to non-U.S. holders of Shares. The price was $1.155 per Share based on the value of the Samson shares exchanged for the Shares. After the exchange, Victoria holds an 18.0% ownership interest in Samson.

Item 4.     Purpose of Transaction.

            None.

Item 5.     Interest in Securities of the Issuer.

      (a)   105,996 (1.0%) beneficially owned.

      (b) Number of Shares as which there is Sole Power to Vote - 105,996 Shared Power to Direct the Vote - 0
            Sole Power to Direct the Disposition - 105,996
            Shared Power to Direct to the Disposition - 0

      (c)   See Item 3

      (d)   None

      (e)   January 25, 2005

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            None

Item 7.     Material to Be Filed as Exhibits.

            None

Schedule 13D/A
CUSIP No. 492545 10 8                                       Kestrel Energy, Inc.
--------------------------------------------------------------------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  February 7, 2005
                                  ----------------------------------------------
                                  Date


                                  VICTORIA INTERNATIONAL PETROLEUM N.L.

                                  /s/Denis I. Rakich
                                  ----------------------------------------------
                                  Signature


                                  Denis I. Rakich, Company Secretary
                                  ----------------------------------------------
                                  Name/Title




                                  February 7, 2005
                                  ----------------------------------------------
                                  Date


                                  VICTORIA PETROLEUM N.L.

                                  /s/Denis I. Rakich
                                  ----------------------------------------------
                                  Signature


                                  Denis I. Rakich, Company Secretary
                                  ----------------------------------------------
                                  Name/Title